U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Allen & Caron Inc.
Rene Randall	Joseph Allen
1 (604) 683-8286 ex 224	1 (212) 691-8087
rrandall@bmgmt.com	joe@allencaron.com

MFC INDUSTRIAL ANNOUNCES ACQUISITION OF SPECIAL WARRANTS OF COMPTON
PETROLEUM CORPORATION

NEW YORK (July 16, 2012) . . . MFC Industrial Ltd. (NYSE: MIL) ("MFC" or the "Company") announces that it has acquired, though its indirect wholly-owned subsidiary, MFC Acquisition Inc., 6,548,498 special warrants (the "Warrants") of Compton Petroleum Corporation ("Compton") at a price of $1.25 per Warrant pursuant to the special warrant agreement between the Company and Compton dated July 6, 2012 and previously announced by the parties on July 9, 2012.

The Warrants are convertible into common shares of Compton (the "Compton Shares") on a one-for-one basis. Conversion is automatic in certain events and otherwise at the option of MFC. The Warrants are also redeemable, at the option of MFC and prior to conversion, at their subscription price upon the occurrence of certain events. The Compton Shares underlying the Warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis as at the date hereof. Proceeds from the exercise of the Warrants will be utilized by Compton to pay down its current bank facility.

Together with Compton Shares and cashless warrants of Compton held by the Company and its affiliates and assuming conversion of the Warrants and cashless warrants, the Company would hold 6,835,998 Compton Shares, representing 20.7% of the outstanding Compton Shares based on the number of Compton Shares outstanding as at the date hereof.

The Warrants were acquired for investment purposes. The Company will evaluate its ownership position in Compton from time to time and intends to acquire additional securities of Compton in the future pursuant to its previously announced offer to acquire all of the outstanding Compton Shares. The Company has filed a report (as contemplated by National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues) in connection with the acquisition of Warrants described herein. A copy of such report is available under Compton's profile on SEDAR at www.sedar.com and may also be obtained by contacting the Company at the contact particulars set forth herein.

About MFC Industrial Ltd.

MFC is a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the Company's ability to complete the offer for all of the outstanding Compton Shares (the "Offer") and other contemplated transactions and the use of proceeds from the Warrants, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, MFC's and Compton's ability to obtain required consents and approvals in connection with the transactions, the business of MFC and Compton may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the three months ended March 31, 2012, filed with the Canadian securities regulators and on Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2011.

(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	July 17, 2012